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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                       -----------------------------


                                SCHEDULE 13D

                      UNDER THE SECURITIES ACT OF 1934

                              AMENDMENT NO. 1


                    ILLINOIS SUPERCONDUCTOR CORPORATION
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                         (NAME OF SUBJECT COMPANY)


 Common Stock, par value $.001 per share (Including the Associated Rights)
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                       (TITLE OF CLASS OF SECURITIES)


                                452284 10 2
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                   (CUSIP NUMBER OF CLASS OF SECURITIES)


                               Sheldon Drobny
                              95 Revere Drive
                                  Suite A
                         Northbrook, Illinois 60062
                               (847) 562-0700
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               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS

                               June 24, 1997

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          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]

        Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




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 CUSIP NO.: 452284 10 2              13D


1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

                                    Sheldon Drobny
                                    ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (_)

                                                                     (b) (x)
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                        (_)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        U.S.A.
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NUMBER OF     7    SOLE VOTING POWER

SHARES             204,617
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BENEFICIALLY
              8    SHARED VOTING POWER
OWNED BY

EACH               186,161
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                                                           Page 2 of 8 Pages


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              9    SOLE DISPOSITIVE POWER
REPORTING
                   204,617
PERSON          ---------------------------------------------------------------

WITH         10    SHARED DISPOSITIVE POWER

                   186,161


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

          390,778 shares of Common Stock
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                     (_)

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.7%
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14       TYPE OF REPORTING PERSON

         IN
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                                                           Page 3 of 8 Pages
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     This Amendment No. 1 to Schedule 13D amends the original Schedule 13D filed by the reporting person on April 8, 1996 (the "Original 13D").

ITEM 1.     SECURITY AND ISSUER

         Common Stock, par value $.001 per share (the "Common Stock")

         Illinois Superconductor Corporation (the "Issuer")
         451 Kingston Court
         Mount Prospect, Illinois 60056

ITEM 2.     IDENTITY AND BACKGROUND

     (c)    Managing Director
            Paradigm Group, L.L.C.
            95 Revere Drive
            Suite A
            Northbrook, IL 60062

            Partner
            Adler Drobny Fischer, L.L.C.
            95 Revere Drive
            Suite A
            Northbrook, IL 60062

            Registered Representative
            Merrill Weber & Co., Inc.
            95 Revere Drive
            Suite A
            Northbrook, IL 60062

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Purchases of Common Stock since the filing date of the Original 13D were financed by personal funds.

ITEM 4.     PURPOSE OF TRANSACTION.

         The purpose of purchases of Common Stock since the filing date of the Original 13D was for continuing investment in the Issuer.


                                                          Page 4 of 8 Pages
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         (a) Mr. Drobny will continue to assess his investment in the
Issuer on an ongoing basis and may consider acquisitions or dispositions of shares of Common Stock from time to time in the future. As discussed in greater detail below at Item 5(c) hereof, Mr. Drobny intends to acquire additional shares of Common Stock in order to restore his beneficial ownership of Common Stock to previous levels.

         (b)      None.

         (c)      None.

         (d) On June 23, 1997, Mr. Drobny met with Mr. Ora E. Smith, President and Chief Executive Officer of the Issuer to discuss his dissatisfaction with the present composition of the Issuer's board of directors (the
"Board") and ways of enhancing the performance of the Issuer's senior management, other than Mr. Smith. Mr. Drobny expressed his desire for the Board to be composed of persons who are also significant stockholders of the Issuer and his desire to seek certain changes in the Issuer's senior management.

         On June 24, 1997, Mr. Drobny delivered a letter to Mr. Smith outlining Mr. Drobny's proposals to effect the changes discussed by Mr. Drobny and Mr. Smith on June 23, 1997. Mr. Drobny's proposals included the following: (i) a proposal that all of the Issuer's current directors
(except for Mr. Smith) resign from the Board and that other individuals be appointed to the Board, including Messrs. Shan Padda, Stewart Shiman and Semir Sirazi; (ii) a proposal that Dr. Semir Sirazi, currently Vice President and General Manager of the Cable Access Business Unit at 3Com Corporation (formerly U.S. Robotics Corporation,) be appointed Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer; (iii) a proposal that the Issuer's Rights Agreement dated as of February 9, 1996 be amended so as to exclude shares of Common Stock owned by each of Mr.
Drobny, Mr. Aaron J. Fischer and Mr. Stewart Shiman respectively; (iv) a proposal that the newly composed Board analyze the Issuer's current financing and make appropriate changes; and (v) a proposal to hold a special meeting of the Board as soon as possible to effect the foregoing proposals. Mr. Drobny's letter to Mr. Smith is attached hereto as
Exhibit 99.1 and is incorporated herein by reference.

         In order to protect his investment and the investments of the Issuer's other shareholders, Mr. Drobny intends to continue to seek to effect the foregoing proposals through continued dialogue with Mr. Smith and other members of the Board, through contact with the Issuer's other shareholders or otherwise.

         (e)      None.

         (f) The information set forth in the press release attached hereto as Exhibit 99.2 is incorporated herein by reference.

         (g)      See above.

                                                          Page 5 of 8 Pages



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         (h)      None.

         (i)      None.

         (j)      See above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Drobny is 390,778. This number includes 84,603 shares that Mr. Drobny can acquire pursuant to warrants, 142,323 shares of Common Stock owned by Drobny/Fischer, an Illinois general partnership ("Drobny/Fischer") and 43,838 shares of Common Stock owned by Paradigm Venture Investors, L.L.C., of which Mr. Drobny is a Managing Director.

         (b) The number of shares of Common Stock as to which Mr. Drobny has sole power to vote or direct the vote is 204,617.

     Mr. Drobny shares the power to vote or direct the vote with Mr. Aaron
J. Fischer respecting 186,161 shares of Common Stock.

     The number of shares of Common Stock as to which Mr. Drobny has sole power to dispose or direct the disposition is 204,617.

     Mr. Drobny shares the power to dispose or direct the disposition with Mr. Fischer respecting 186,161 shares of Common Stock.

     Mr. Fischer is a partner in Adler Drobny Fischer, L.L.C. and a Managing Director of Paradigm Group, L.L.C. Mr. Fischer's address is 95 Revere Drive, Suite A, Northbrook, IL 60062. Mr. Fischer is a U.S. citizen.

         (c) In the past 60 days Drobny/Fischer disposed of a total of 121,000 shares of Common Stock in open market sales. These shares were pledged as collateral for a loan and were disposed of without the knowledge and consent of Drobny/Fischer as a result of a decline in the price of the Issuer's stock. Mr. Drobny currently intends to purchase all or part of such number of shares. During such period Mr. Drobny has acquired a total of 16,000 shares of Common Stock in open market purchases.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of shares of the Common Stock beneficially owned by Mr. Drobny.

         (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                                                          Page 6 of 8 Pages



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     Mr. Drobny and Mr. Aaron J. Fischer are general partners of
Drobny/Fischer, which is a member in Paradigm Group, L.L.C., of which Mr. Drobny and Mr. Fischer are Managing Directors. Drobny/Fischer is a party to the Operating Agreement of Paradigm and Mr. Drobny and Mr. Fischer are both parties to the general partnership agreement of Drobny/Fischer. There are no other contracts, arrangements or understandings between Mr. Drobny, Mr. Fischer or Drobny/Fischer regarding shares of Common Stock.

         Except with respect to shares of Common Stock beneficially owned by Drobny/Fischer, Mr. Drobny expressly disclaims membership in any "group" within the meaning of Rule 13d-5(b) with respect to any equity securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         99.1     Letter dated June 24, 1997 from Mr. Drobny to Mr. Smith.

         99.2     Press Release dated June 30, 1997.

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                              SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 30, 1997


                               /s/ Sheldon Drobny
                               -------------------------------
                               Sheldon Drobny

                                                          Page 8 of 8 Pages